THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	214 Broad St.
Philip Magri, Esq.+	Red Bank NJ 07701
Joseph M. Patricola, Esq.*+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

May 24, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz, Branch Chief
Tonya Bryan, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed May 18, 2010
File No.: 333-166931

Dear Ms. Ravitz and Ms. Bryan:

Below please find our response(s) to the Commission’s comment(s) in its letter dated May 21, 2010 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client, Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours, The Sourlis Law Firm /s/ VIRGINIA K. SOURLIS, ESQ. Virginia K. Sourlis, Esq.

Signatures, page 51

1.	Your Form S-1 must be signed by your controller or principal accounting officer. Please revise.

Per SEC Comment #1, the Registration Statement has been revised accordingly, and is now signed by Richard Shergold, acting as the Company’s Principal Executive Officer, Principal Financial Officer and Accounting Officer.